February 13, 2015

Ms. Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Diversified Commodity Fund

Preliminary Proxy Statement on Schedule 14A; File No. 001-34879

Nuveen Long/Short Commodity Total Return Fund

Preliminary Proxy Statement on Schedule 14A; File No. 001-35710

Dear Ms. Barros:

This letter responds to the comments received in the letter dated February 12, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the Preliminary Proxy Statement on Schedule 14A of the Nuveen Diversified Commodity Fund and the Preliminary Proxy Statement on Schedule 14A of the Nuveen Long/Short Commodity Total Return Fund (each, a “Fund” and collectively the “Funds”), each of which included a common joint proxy statement. For convenience, your comment is repeated below, with our response immediately following.

1.	Comment. We note that your proposal presents multiple amendments to the Second Amended and Restated Trust Agreement, in the case of Nuveen Diversified Commodity Fund, and the Amended and Restated Trust Agreement, in the case of Nuveen Long/Short Commodity Total Return Fund. Please provide us with your analysis as to whether the matters covered by the proposal being presented to the funds’ respective shareholders for consideration and approval should be unbundled into separate proposals. Refer to Rule 14a-4(a)(3) under the Exchange Act of 1934, as well as the staff’s Compliance and Disclosure Interpretations thereunder, available on the SEC’s website at http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

In addition, please tell us why you have not separately presented for consideration and approval the conversion of the funds to open-end exchange-traded funds.

Response: The material changes contained in the proposed amendments to the trust agreements of each Fund (collectively, the “Trust Agreements”) all relate to the proposed operation of each Fund as an open-end exchange traded fund (“ETF”), and as a result are intertwined to such a degree as to constitute a single matter. Therefore, we do not believe unbundling of the approval of proposed changes is required under Rule 14a-4(a)(3), or appropriate. The single matter addressed by each proposal, and to which all of the material proposed changes to each Fund’s Trust Agreement relate, is the conversion of each Fund into an ETF. If a Fund’s proposal is approved by shareholders, that Fund’s Trust Agreement would be amended to include provisions necessary for that Fund to operate as an ETF. Specifically, the amendments would update existing provisions or insert new provisions enabling each Fund to effectively operate as an ETF, including provisions governing the creation, issuance and redemption of ETF shares, the Manager’s obligations under an ETF structure and the new exchange on which the Funds would be listed. Those proposed changes to the Trust Agreements that are not directly related to the implementation of the ETF structure are immaterial (and in fact could be made without shareholder approval) and so should not require unbundling.

In response to the second paragraph of your comment, only the proposed amendments to the Trust Agreements require shareholder approval. The conversion of each Fund could not occur without the amendments to that Fund’s Trust Agreement becoming effective, so a separate vote on the conversion would be meaningless. A separate vote is also unnecessary since it is clear from the proxy statement that the Funds will proceed with the conversion if they receive shareholder approval of the proposed amendments, and following such approval no further shareholder action is required under either Funds’s Trust Agreement in order to implement the conversions.

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In connection with the filing by the Funds (each, a “Registrant”) of the Preliminary Proxy Statement on Schedule 14A, each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the lack of comments by the staff of the SEC on the filing reviewed by the staff does not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert the lack of staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321 or David Glatz at 312.807.4295.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker, Esq.
K&L Gates LLP

Copies to:	Christopher Rohrbacher Nuveen Investments, Inc.

David P. Glatz, Esq.
K&L Gates LLP